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MAR 2 1 2024

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SEC FILE NUMBER
8-67477

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Allen Mooney & Barnes Brokerage Services, LL

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

135 S. Madison Street
(No. and Street)

Thomasville	GA	31792
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Heather Strickland	229-226-5057	heather.strickland@ambwealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

2000 Banks Road, Ste. 218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

10/8/2003	287
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Heather M. Strickland, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Allen Mooney & Barnes Brokerage Services, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MELANIE S. WATTS
MY COMMISSION EXPIRES
NOTARY
PUBLIC
SEPTEMBER 19, 2026
GRADY COUNTY, GEORGIA

Signature: [signature]

Title: CFO

Melanie S. Watts
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC

AUDITED FINANCIAL STATEMENTS

December 31, 2023

CONTENTS

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Allen, Mooney & Barnes Brokerage Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Allen, Mooney & Barnes Brokerage Services, LLC management. Our responsibility is to express an opinion on Allen, Mooney & Barnes Brokerage Services, LLC financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Allen, Mooney & Barnes Brokerage Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The Computation of Net Capital, Basic Net Capital Requirement and Aggregate Indebtedness, Reconciliation between Audited and Unaudited Net Capital, Computation for the Determination of the Reserve Information Relating to Possession or Control Requirements and Computation of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Allen, Mooney & Barnes Brokerage Services, LLC financial statements. The supplementary information is the responsibility of Allen, Mooney & Barnes Brokerage Services, LLC management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital, Basic Net Capital Requirement and Aggregate Indebtedness, Reconciliation between Audited and Unaudited Net Capital, Computation for the Determination of the Reserve Information Relating to Possession or Control Requirements and Computation of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Allen, Mooney & Barnes Brokerage Services, LLC auditor since 2023.
Margate, Florida
February 29, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office· 813.443.5048 | Fax· 813 443.5053
JACKSONVILLE. 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office. 888.410 2323 | Fax 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office. 888.410 2323 | Fax. 813.443 5053
SOUTH FLORIDA. 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office· 754.800.3400 | Fax· 813.443.5053
www assurancedimensions com

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

Assets:	
Cash - Checking account	$ 92,206
Cash - Brokerage account, not interest bearing	61,491
Cash - Interest Bearing	1,045
Clearing Broker Deposit	100,000
Commissions Receivable	8,988
Investment Banking Revenue Receivable, net	264,495
Other Receivables - Related Party	10,318
Securities at Fair Market Value	220,100
Prepaid Expenses	21,655
Cash Value of Life Insurance	730,772
Fixed Assets (net of depreciation)	120,344
Rental Deposit	9,926
Operating Right to Use Assets (net of amortization)	7,740
Total Assets	$ 1,649,080

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$ 120,022
Operating Lease Obligations	7,740
Contract Liabilities	333,333
Total Liabilities	461,095
Contingencies (Note 11)	
Member's Equity:	1,187,985
Total Liabilities and Member's Equity	$ 1,649,080

The accompanying notes are an integral part of this financial statements.

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2023

Revenue:	
Investment Banking	$ 4,325,938
Commissions and Fees	608,148
Brokerage Commissions	165,508
Unregistered Offerings	250,000
Other Income	37,907
Interest and Dividends	20,138
Unrealized Loss on Market Value of Securities	(10,650)
	5,396,989
Expenses:	
Management and Administrative Services - Related Party	3,008,853
Commissions and Referral Fees	1,514,079
Professional Fees	218,904
Travel and Entertainment	218,062
Other Expenses	194,816
Occupancy	81,004
Licenses and Registration	38,415
Insurance	38,365
Clearing Costs	18,369
	5,330,867
Other Income(Expense):	
Other Income	100,000
Loss on Sale of Fixed Assets	(660)
	99,340
Net Income:	$ 165,462

The accompanying notes are an integral part of this financial statements.

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2023

Balance, December 31, 2022	$ 1,627,381
Contributions	395,142
Net Income	165,462
Distributions	(1,000,000)
Balance, December 31, 2023	$ 1,187,985

The accompanying notes are an integral part of this financial statements.

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2023

Cash flows from operating activities:		
Net Income:		$ 165,462
Adjustments to reconcile net loss to net cash provided by operations:		
Depreciation		13,407
Amortization of operating right of use asset		3,716
Loss on sale of fixed assets		660
Unrealized loss on market value of investments		10,650
Changes in operating assets and liabilities:		
Increase in clearing broker deposit		(100,000)
Decrease in prepaid expenses		18,116
Decrease in commissions receivable		12,494
Increase in investment banking revenue receivable		(56,191)
Increase in cash value of life insurance		(88,410)
Increase in rental deposit		(5,426)
Increase in accounts payable and accrued expenses		76,998
Decrease in contract liabilities		(100,000)
Decrease in operating lease obligation		(3,716)
Net cash provided by operating activities		(52,240)
Cash flows from investing activities:		
Proceeds from sale of fixed assets		1,500
Purchase of fixed assets		(77,299)
Related party receivable		12,253
Net cash used in investing activities		(63,546)
Cash flows from financing activities:		
Contributions		395,142
Distributions		(1,000,000)
Net cash used in financing activities		(604,858)
Decrease in cash		(720,644)
Cash, cash equivalents and restricted cash at beginning of year		875,386
Cash, cash equivalents and restricted cash at end of year		$ 154,742
Cash - Checking account	92,206	
Cash - Brokerage account, not interest bearing	61,491	
Cash - Interest Bearing	1,045	
		$ 154,742
Supplemental disclosures of cash flow information:		
Cash paid for income taxes		$ -
Cash paid for interest expense		$ 1,176

The accompanying notes are an integral part of this financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Allen, Mooney & Barnes Brokerage Services, LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and in thirty-five U.S. states. It has branch or affiliate offices in Thomasville and Saint Simons Island, Georgia; and Charleston, South Carolina. It is a limited liability company (formed in Georgia) that is wholly owned by FAIM Investments, LLC (FAIM). The Company was approved by the SEC and FINRA on March 29, 2007. The Company does not hold funds or securities for, or owe funds or securities to, customers. Any funds or securities received by the Company are promptly transmitted to its clearing broker, Wells Fargo Advisors, LLC, formerly First Clearing, LLC.

Basis of Accounting

The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and to general practice within the securities dealers industry.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Concentration of Credit Risk

Cash includes amounts in checking and money market accounts at commercial banks. The balances of these accounts, from time to time, exceed the federally insured limits. At December 31, 2023 the Company's uninsured cash balance did not exceed the federally insured limits. Management believes it is not exposed to any significant credit risk on these accounts. The Company considers all highly liquid temporary cash instruments with an original maturity of three months or less to be cash equivalents.

Clearing Broker Deposit

This amount includes a $100,000 clearing deposit held by its clearing agent, Wells Fargo Advisors, LLC. These funds are held by the clearing agent as agreed to in Fully Disclosed Clearing and PAIB (proprietary account of an introducing broker/dealer) Agreements. The assets in this account are allowable assets in the firm's net capital computations. As of and for the year ended December 31, 2023, the Company adjusted its classification of this account from prior years as restricted cash to a clearing deposit in the current year. This did not cause an adjustment to the Company's net income, equity or net capital.

Receivables

Receivables include commissions that are amounts due for securities trades from the Company's clearing broker-dealer and consulting charges from investment banking clients. An allowance for uncollectible accounts (of $43,804) has been established for the investment banking revenue receivable. Management's best judgement as to the collectability of the accounts receivable was used in determining the amount of the allowance. No allowance was deemed necessary for the commissions receivable because these receivables are all current and collected after year end.

Accounts receivable includes invoices due from three customers that constitutes Customer A 17%, Customer B 14%, and Customer C 12% of the total amount receivable at December 31, 2023.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Revenue is comprised of:

- *Investment Banking*. The Company receives retainer fees, which are recognized when billed to clients, almost exclusively on a monthly basis. The Company records sale transaction fees when the client enters into an agreement regarding a sale transaction and the sale transaction closing occurs.
- *Commissions and Fees*. The Company receives annuity contract commissions, trails and insurance commission related to its customers. The commissions and trails are recorded when received, since that is when the amount is determinable and earned. The Company receives trails from the sale of mutual funds related to its customers. The trails are recorded when received, since that is when the amount is determinable and earned. The Company receives a payout monthly for cash and margin balance held with the clearing firm and banks. The revenue is recognized when received, since that is when the amount is determinable and earned. The Company receives revenue from charges to clients for processing of trade confirmations. The clearing firm reports and pays these fees to the Company monthly through the monthly settlement statement. The revenue is recognized when received, since that is when the amount is determinable and earned.
- *Brokerage Commissions*. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.
- *Unregistered Offerings*. The Company receives revenue for the sale of securities that are not registered with the Securities and Exchange Commission. The revenue is recognized when received, since that is when the amount is determinable and earned.

- *Interest and Dividend Income.* The Company receives interest income monthly on money market accounts and dividend income quarterly on the securities owned. The revenue is recorded when the interest and dividends are received.
- *Unrealized Gain(Loss) on Securities.* The Company records the unrealized gain/loss on securities based on the end of month fair value. The revenue is recognized monthly based on appraisal of holdings.

Revenue related to three of the Company's customers represented Customer A 50%, Customer B 12%, and Customer C 9% of gross revenue for 2023.

2. SECURITIES AND FAIR VALUE MEASUREMENTS

Securities consist of 3,550 shares of Thomasville Bancshares, Inc. They are carried at their fair value of $220,100 as determined by reference to quoted market prices in markets that are not active for identical assets (Level 2 within the fair value hierarchy established by financial accounting standards). The shares cost $50,567.

The Company measures its financial assets and liabilities in accordance with generally accepted accounting procedures. For certain financial instruments, including cash, accounts receivable and accounts payable, the carrying amounts approximate fair value due to their short maturities.

We adopted accounting guidance for financial and non-financial assets and liabilities (*ASC 820*). This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This guidance does not apply to measurements related to share-based payments. This guidance discusses valuation techniques, such as the market approach, (comparable market prices), and income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

- Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

The following table presents certain assets of the Company measured and recorded at fair value on the Company's balance sheet on a recurring basis and their level within the fair value hierarchy as of December 31, 2023.

	Total	(Level 1)	(Level 2)	(Level 3)
Fair-value - securities	$ 220,100	$ -	$ 220,100	$ -
Total Assets measured at fair value	$ 220,100	$ -	$ 220,100	$ -

The following is a reconciliation of the Level 2 Assets:

Beginning Balance as of December 31, 2022	$ 230,750
Unrealized Loss on (level 2) investments December 31, 2023	(10,650)
Ending Balance as of December 31, 2023	$ 220,100

3. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer that may transact more than ten transactions for its own account(s) in one calendar year and is therefore subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of 6 2/3% of aggregate indebtedness, as defined, or the minimum dollar amount of $100,000 whichever is greater. As of December 31, 2023, the Company has Net Capital of $706,637 which was $606,637 in excess of its required Net Capital, and an aggregate indebtedness to Net Capital ratio of 18.08%.

4. INCOME TAXES

The Company is included in the consolidated income tax returns filed by the parent company, FAIM Investments, LLC. As a limited liability company, taxable income or loss flows through to the members on their individual tax returns rather than at the corporate level. The tax returns of the parent company for the years ending in 2023, 2022, and 2021 are subject to examination by the Internal Revenue Service and state taxing authorities, generally for three years after they are filed.

The Company has adopted the provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The Company records interest and penalties related to unrecognized tax benefits in regulatory fees, when applicable.

5. CASH VALUE OF LIFE INSURANCE

The cash value of life insurance policies for the year ended December 31, 2023 consisted of the following:

Policy Number	Insurance Company	Face Value	Insured	Cash Value
C7001700	Ohio National	$ 500,000	Miron H. Allen, Jr.	$ 117,933
C7001701	Ohio National	1,500,000	Miron H. Allen, Jr.	346,606
VF52092920	Pacific Life	2,000,000	Richard G. Mooney, III	266,233
			Total Cash Value of Life Insurance	$ 730,772

6. PROPERTY AND EQUIPMENT

Equipment consists of laptop computers, furniture, office equipment and leasehold improvements. The computers, furniture and office equipment are being depreciated on a 5 -year straight-line basis. The leasehold improvements are being depreciated on a 15-year straight-line basis. Fixed asset purchases was $77,299 for the year ended December 31, 2023. Accumulated depreciation at December 31, 2023 was $68,539. Total depreciation expense for the year ended December 31, 2023 was $13,407.

The major elements of the Company's property and equipment as of December 31, 2023 are as follows:

Furniture and Fixtures	$ 51,936
Computer Equipment	12,772
Leasehold Improvements	55,636
Net Property and equipment	$ 120,344

7. LEASES

Operating right of use assets and operating lease liabilities are recognized at the lease commencement date. Operating lease liabilities represent the present value of lease payments not yet paid. Operating right of use assets represent our right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments, initial direct costs, lease incentives, and impairment of operating lease assets. To determine the present value of lease payments not yet paid, we estimate incremental secured borrowing rates corresponding to the maturities of the leases. We used rates between 12% depending on the lease agreement.

In December 2020, the Company entered into a new lease for office equipment in the amount of $433 per month, which commenced in January 2021 for a term of 60 months. Cash paid for lease liabilities was $3,716. As of December 31, 2023, operating right of use asset and liabilities was $7,740.

Supplemental balance sheet information related to leases were as follows:

Operating Leases	Classification	December 31, 2023
Right of use assets	Operating right of use assets	$ 7,740
Lease liabilities	Operating lease obligations	7,740

Maturities of lease liabilities were as follows as of December 31, 2023:

	Operating leases
2024	$ 5,200
2025	5,200
Total	10,400
Less: Imputed interest	(2,660)
Present value of lease liabilities	$ 7,740

8. CONTRACT LIABILITIES

During 2022, the Company received a relationship extension award payment in the amount of $500,000 for continuing the clearing agreement with Wells Fargo Clearing Services, LLC, which includes a termination period of 5 years. The amount included in other income for the year ended December 31, 2023, was $100,000. The remaining amount of $333,333 is included in contract liabilities until recognized over the remaining termination period.

9. RELATED PARTY TRANSACTIONS

The Company and Allen, Mooney & Barnes Investment Advisors, LLC (AMBIA), which is also wholly owned by FAIM Investments, LLC, have an expense sharing agreement for the year 2023. The agreement requires the Company to reimburse AMBIA for its share of management and administrative services on a monthly basis. The cost is recalculated quarterly based on the actual costs incurred for the prior three months. The services provided by AMBIA include payroll, professional fees, information services, occupancy expenses, advertising, travel, and general office expenses. The total expenses paid for these services in 2023 was $3,008,853.

The Company's clearing agent, Wells Fargo Advisors, LLC, also provides investment services to AMBIA. As of year-end, AMBIA owed the Company $9,969 for transaction fees and information services that were charged through the clearing agent.

AMB Professional Group, LLC (AMB Pros), which is also wholly owned by FAIM Investments, LLC, owed the Company commissions. As of December 31, 2023, AMB Pros owed the Company $349. This amount was paid in full during the first quarter of 2024.

The Company and Frontline Healthcare Partners, LLC (FHP) share common ownership through FAIM Investments, LLC, the Company's parent company. The common owner does or can control or significantly influence management or operating policies. The Company also shares office space with FHP, which is reimbursed to the Company. The Company received $100,000 in placement fees from FHP during 2023. As of December 31, 2023, the Company was due $23,966 from FHP for shared office expenses and placement fees.

10. OTHER INCOME

The Company receives incentive revenue for asset growth from the clearing firm, periodically, when the requirements are met. The revenue is recognized when received, since that is when the amount is determinable and earned.

11. CONTINGENCIES

The Company and its related companies are periodically subject to claims and lawsuits arising in the ordinary course of business. While it is not possible to predict with certainty the outcome of legal matters, management is of the opinion that these matters will not have a material impact on its financial condition or results of operations.

12. SUBSEQUENT EVENTS

In preparing these financial statements, the Company evaluated events and transactions for potential recognition or disclosure through February 29, 2024, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT AND AGGREGATE INDEBTEDNESS
For the year ended December 31, 2023

COMPUTATION OF NET CAPITAL

Total ownership equity per the statement of financial condition		$ 1,187,985
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		1,187,985
Additions:		
Operating Lease Obligation		7,740
Deductions:		
Right of Use Asset		7,740
Non- Allowable Assets		
Prepaid Expenses	21,655	
Investment Banking Revenue Receivable	264,495	
Fixed Assets	120,344	
Rental Deposit	9,926	
Other Receivables	10,318	
Total non-allowable assets		426,738
Net capital before haircuts on securities positions		761,247
Haircuts on securities		
Other Securities Haircut (15%)	33,015	
Undue Concentration Haircut	21,595	
Total Haircuts on securities		54,610
Net Capital		$ 706,637

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$ 706,637
Minimum net capital required	8,517	
Minimum dollar net capital requirement	100,000	
Net Capital Requirement		100,000
Excess net capital		$ 606,637
Excess net capital at 120%		$ 586,637

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts Payable and Accrued Expenses	$ 127,762
Total aggregate indebtedness	$ 127,762
Percent of aggregate indebtedness to net capital	18.08%

ALLEN MOONEY & BARNES BROKERAGE SERVICES, LLC
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2023

Net capital - unaudited Form X-17A-5, Part IIA		$	706,637
Reconciling items			
Investment Banking Revenue Receivable, net (Non-allowable Asset)	(18,904)		
Unregistered Offerings	18,904		
Total Reconciling items			-
Net capital - audited		$	706,637

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
COMPUTATION FOR THE DETERMINATION OF THE RESERVE INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2023

EXEMPTIVE PROVISIONS RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and Footnote 74 in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
EXEMPTION REPORT FOR 2023

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to Investment banking activities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Heather M. Strickland, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]

Chief Financial Officer
Allen Mooney & Barnes Brokerage Services, LLC

February 29, 2024
[Date]

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

SIPC SUPPLEMENTAL REPORT

For the year ended December 31, 2023

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
of Allen, Mooney & Barnes Brokerage Services, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Allen, Mooney & Barnes Brokerage Services, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no material differences.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences.

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Assurance Dimensions, Inc.
Certified Public Accountants
February 29, 2024

SCHEDULE OF ASSESSMENT AND PAYMENTS

SIPC net operating revenues for the year ending December 31, 2023: $ 5,077,910

General assessment @ .0015: $ 7,616

Payments:

July 25, 2023	$	5,350
February 26, 2024	$	2,266

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC

REVIEW OF EXEMPTION REPORT

For the year ended December 31, 2023

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Member
of Allen, Mooney & Barnes Brokerage Services, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Allen, Mooney & Barnes Brokerage Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Allen, Mooney & Barnes Brokerage Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" ('the "exemption provision") for its introducing broker related activities they are exempt under the rule as they do not hold any cash or securities for its customers and (2) Footnote 74 of the SEC Release No. 34-70073 for participating in investment banking activities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. Allen, Mooney & Barnes Brokerage Services, LLC stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Allen, Mooney & Barnes Brokerage Services, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allen, Mooney & Barnes Brokerage Services, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Section (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

Assurance Dimensions

Assurance Dimensions, Inc.
Certified Public Accountants
February 29, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com